July 20, 2021

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Alan Campbell

Re:	SOPHiA GENETICS SA

Registration Statement on Form F-1 (File No. 333-257646)

Request for Acceleration

Ladies and Gentlemen:

Pursuant to Rule 460 of the General Rules and Regulations under the Securities Act of 1933, as amended, we wish to advise that as of the date hereof, approximately 2,850 copies of the Preliminary Prospectus dated July 19, 2021 were distributed to prospective underwriters, institutional investors and prospective dealers in connection with the above-captioned Registration Statement.

We wish to advise you that the participating underwriters have informed us that they have complied and will continue to comply with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

We hereby join in the request of the registrant that the effectiveness of the above-captioned Registration Statement, as amended, be accelerated to 4:00 p.m. Eastern Time, on Thursday, July 22, 2021 or as soon thereafter as practicable.

[Signature page follows]

Very truly yours,

J.P. Morgan Securities LLC

Morgan Stanley & Co. LLC

Cowen and Company, LLC

Credit Suisse Securities (USA) LLC

As representatives of the Underwriters

By:	J.P. Morgan Securities LLC

By:	/s/ David Ke
	Name:	David Ke
	Title:	Managing Director

By:	Morgan Stanley & Co. LLC

By:	/s/ Kalli Dircks
	Name:	Kalli Dircks
	Title:	Managing Director

By:	Cowen and Company, LLC

By:	/s/ James Streator, III
	Name:	James Streator, III
	Title:	Managing Director

By:	Credit Suisse Securities (USA) LLC

By:	/s/ John Hoffman
	Name:	John Hoffman
	Title:	Managing Director, ECM

[Signature Page to SOPHiA GENETICS SA Acceleration Request]